SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                                           Commission File Number 1-3185

                        NOTIFICATION OF LATE FILING
[X] Form 10-K
For the Year Ended:  June 30, 1994

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                     Part I - Registrant Information

Full name of registrant:
  UNITED MERCHANTS AND MANUFACTURERS, INC.

Address of principal executive office (Street and Number):
  1650 Palisade Avenue

City, State and Zip Code:
  Teaneck, NJ 07666

                     Part II - Rule 12b-25 (b) and (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject Annual Report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date;

                           Part III - Narrative

State below in reasonable detail the reasons why Form 10-Q, could not be filed within the prescribed time period.

    Late in the fiscal year ended June 30, 1994, Registrant sold two significant operations and, on June 30, 1994, completed a major refinancing. The sale of these significant operations required that the Registrant's financial statements for the past five years be restated to report separately the results of operations and the assets and liabilities of the continuing and the discontinued businesses. The personnel who prepare the Registrant's filings with the Commission have been occupied in restating the prior years' financial statements In addition, the same personnel were preparing Annual Reports on Form 10-K, Proxy Statements, information for the Audit Committees and information for the new lender, of both the Registrant and the Registrant's 79%-owned, publicly-traded subsidiary. At this time, additional time is necessary to have the Form 10-K reviewed by all the Registrant's appropriate personnel to assure adequate disclosure.

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                        Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Norman R. Forson               (201)                   837-1700
(Name)                         (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [X] Yes  [ ] No

    Net sales for the year ended June 30, 1994 will be approximately
    9% lower than net sales of $108.4 million for the prior year. Loss from continuing operations for the current year will approximate the $23.0 million loss for the fiscal year ended June 30, 1993. In the year ended June 30, 1994, Registrant will report earnings and gains on sale of discontinued operations of approximately $4.4 million versus losses of $2.2 million for fiscal year 1993. Also for fiscal 1994, Registrant will report a gain on retirement of debt of $33.4 million and a loss from the cumulative effect of change in accounting principles for post-retirement benefits other than pensions of $15.3 million. After the above mentioned items, Registrant will report a net loss of approximately $0.8 million for fiscal 1994 compared with a net loss of $25.2 million for fiscal 1993. As mentioned on page one, the amounts for fiscal 1993 have been restated to report separately the results of continuing and discontinued businesses.


                 UNITED MERCHANTS AND MANUFACTURERS, INC.
               (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date September 28, 1994        By /s/ Norman R. Forson
                                 Norman R. Forson
                                 Senior Vice President and
                                  Comptroller



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